Exhibit (a)(2)

From: KBS Legacy Partners Apartment REIT, Inc.

To: Financial Advisors

Re: KBS Legacy Partners Apartment REIT, Inc. Board of Directors Makes Recommendation Regarding Tender Offer

On April 28, 2016, Everest REIT Investors I, LLC commenced an unsolicited tender offer to purchase up to 1,025,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Legacy Partners Apartment REIT, Inc. (the “Company”) at a price of $7.20 per Share in cash (the “Tender Offer”).

After thoroughly and carefully reviewing and evaluating the Tender Offer and consulting with the Company’s advisor, sub-advisor and management, and receiving advice from the Company’s outside legal advisors, the Board of Directors of the Company unanimously recommends that the Company’s stockholders reject the Tender Offer and not tender their Shares.

For additional information, please access our SEC filings related to this matter, available on the SEC’s web site at www.sec.gov.